

Justin Collier · 3rd

Software Team Lead at RealmFive

Lincoln, Nebraska Area · 500+ connections · **Contact info**

 **RealmFive Agricultur**

The Johns Hopkins
University

Experience


Software Team Lead
RealmFive Agriculture · Full-time
Dec 2017 – Present · 2 yrs 7 mos
Lincoln, Nebraska Area


CEO
Kiai · Self-employed
Jan 2017 – Jan 2020 · 3 yrs 1 mo
Lincoln, Nebraska Area

Kiai leverages natural language processing to help companies gain more insights from survey results.


CTO
Pawlytics · Self-employed
Jan 2016 – Jan 2020 · 4 yrs 1 mo
Lincoln, Nebraska Area

Developed the initial version of the Family Pet Project website and helped to craft the feature set that would be offered.





University of Nebraska–Lincoln
1 yr 1 mo

Software Developer
Aug 2016 – Jan 2017 · 6 mos

Ported legacy web applications to more modern frameworks to support the College of Arts and Sciences.

Research Assistant
May 2016 – Jul 2016 · 3 mos
Lincoln, Nebraska

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Study Hall Supervisor
UNL Athletics
Jan 2015 – Jan 2016 · 1 yr 1 mo

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Education



The Johns Hopkins University
Certificate, Data Science
2017 – 2017

The Data Scientists Toolbox course on coursera



University of Nebraska-Lincoln
Bachelor's Degree, Computer Science
2014 – 2017
Activities and Societies: Tau Sigma Honor Society Vice President Student Veteran's Organization President UNL Barbell

Vice-President of the UNL Student Veterans Organization. Elected to the student advisory board of the college of arts and sciences. Served as the campaign manager for a 2016 ASUN student government elections party. Founded the UNL Barbell Club.



Defense Language Institute
Associate's Degree, Pashto-Afghan Language
2011 – 2012

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Licenses & Certifications



AWS Certified Developer - Associate
Amazon Web Services
Issued Jul 2018 · Expires Jul 2021

See credential



Level 1
CrossFit
Issued Jun 2013 · Expired Jun 2018

Volunteer Experience



DetermiNation - Runner and Fundraiser
American Cancer Society
Apr 2011 · 1 mo
Health

I raised $2,700 for the American Cancer Society and completed the Big Sur International Marathon.

Foster, Volunteer
Revolution Rescue
Jan 2016 – Jun 2019 · 3 yrs 6 mos
Animal Welfare



